EXHIBIT 15


Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549

Commissioners:

We are aware that our reports dated April 21, 2003, and July 21, 2003, respectively, on our reviews of interim consolidated financial information of 3M Company and Subsidiaries (the "Company") for the three-month periods ended March 31, 2003 and 2002 and the three- and six-month periods ended June 30, 2003 and 2002, and included in the Company's Form 10-Q for the quarters ended March 31, 2003 and June 30, 2003, respectively, are incorporated by reference in the Company's Post-Effective Amendment No. 2 to the Registration Statement on Form S-3, for the registration of $639,000,000 aggregate principal amount of the Company's Liquid Yield Option(TM) Notes due 2032 (the "LYONs") and the shares of common stock of the Company issuable upon conversion of the LYONs.

/s/PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Minneapolis, Minnesota
August 14, 2003